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03037026

October 28, 2003

OCT 29 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 28, 2003 announcing Wanadoo's third quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 10/31

PADOCS01/187262.1

wanadoo

Paris, October 28, 2003

Wanadoo revenues up 29 percent for third quarter 2003

- **Wanadoo tops two million broadband customers in Europe: one in four Wanadoo subscribers now has broadband service**

- **Access, Portals and e-Merchant segment posts 48-percent surge in revenues for third quarter:**
  - 252,000 new broadband customers recruited in third-quarter 2003, including 138,000 in September alone
  - Portals revenues continue to climb, rising 47 percent for third quarter
  - International businesses account for 35 percent of total revenues.

- **Directories segment revenues advance 7 percent for third-quarter 2003:**
  - 19-percent upswing in revenues from online directories for third quarter, including 57 percent jump for Internet directories
  - Revenues from print directories up 4.5 percent in France for third-quarter 2003.

Wanadoo had revenues of 679 million euros for the third quarter of 2003, up 29 percent over the third quarter of 2002. Growth stemmed from Wanadoo's two business segments, both of which posted increases. Revenues from the Access, Portals and e-Merchant segment surged 48 percent, while the Directories segment experienced a 7-percent rise in revenues for third-quarter 2003.

For the 9 months ended September 30, 2003 Wanadoo had revenues of 1,906 million euros, representing growth of 32 percent versus the year-earlier period.

Olivier Sichel, Chairman and Chief Executive Officer of Wanadoo said:
"Wanadoo has surpassed the two-million customer milestone for broadband services in Europe – almost one out of four customers – confirming our commitment to being the European leader in Internet services and directories. Broadband Internet is generating ever-greater demand among our customers and is now an integral component in all our businesses. Revenues from access, portals and Internet directories posted growth of nearly 50 percent for the third quarter of 2003. These solid results should enable Wanadoo to achieve its 2003 objectives. Drawing on our innovation capabilities, Wanadoo is readying the Internet services of tomorrow with trailblazing products like the eXtense Playstation 2 pack, Internet photo albums, videomessaging and more. Network games, exchanging pictures and video over the Internet and other applications have taken on an exciting new dimension. These services, all linked to Internet access, open up dynamic opportunities for Wanadoo and new possibilities for our customers."

Wanadoo topped 2 million broadband customers in September 2003
At September 30, 2003 Wanadoo had 8.893 million Internet access customers in Europe, including 2.071 million broadband customers (ADSL and cable). Wanadoo added 252,000 broadband customers during the third quarter of 2003, including 138,000 in September alone. Growth in Wanadoo's broadband customer base stemmed primarily from ADSL access, which represented 1.836 million customers at end September 2003, with an additional 239,000 customers in the third quarter 2003. Broadband customers accounted for 23.3 percent of the Wanadoo Internet Access customer base at September 30, 2003, up from 20.7 percent at end June 2003.

Consolidated revenues for third-quarter 2003 / 2002

(in millions of euros)	3rd quarter 2002	3rd quarter 2003	Change(*)
Internet Access, Portals, e-Merchant[1] ***of which international revenues***	**292** ***100***	**431** ***146***	**48%** ***47%***
Internet Access	256	390	52%
Portals	20	30	47%
e-Merchant	15	12	-23%
Directories	**235**	**251**	**7%**
France	230	247	8%
International	5	4	-21%
Other and intra-group transactions	1	-4	NM
Total Wanadoo revenues ***of which international revenues***	**527** ***105***	**679** ***150***	**29%** ***44%***

(*) Calculated from non-rounded figures

Consolidated revenues for 9 months ended September 30 2002/2003

(in millions of euros)	September 30 2002	September 30 2003	Change(*)
Internet Access, Portals, e-Merchant[1] ***of which international revenues***	**808** ***264***	**1,241** ***434***	**54%** ***65%***
Internet Access	715	1,112	55%
Portals	61	97	59%
e-Merchant	32	33	1%
Directories	**636**	**673**	**6%**
France	609	651	7%
International	27	22	-20%
Other and intra-group transactions	1	-8	NM
Total Wanadoo revenues ***of which international revenues***	**1,445** ***291***	**1,906** ***457***	**32%** ***57%***

(*) Calculated from non-rounded figures

Internet Access, Portals and e-Merchant segment: revenues jump 48 percent for third-quarter 2003

Revenues from the Internet Access, Portals and e-Merchant segment reached 431 million euros for the third quarter of 2003, up 48 percent over third-quarter 2002.

For the 9 months ended September 30, 2003, Internet Access, Portals and e-Merchant segment revenues totaled 1,241 million euros, a year-to-year increase of 54 percent. Revenues from this segment were up 48 percent in France and 65 percent from international operations. International revenues accounted for 35 percent of Wanadoo's Internet Access, Portals and e-Merchant business for the first nine months of 2003, compared with 33 percent for the first nine months of 2002.

Revenue growth from the Internet Access business derived from the following factors:

- **Growth in the Wanadoo customer base in France, with more favorable distribution.** Wanadoo's customer base in France totaled 4.363 million active subscribers at end September 2003, up from 4.230 million at end June 2003. At September 30, 2003 Wanadoo had 1.564 million broadband subscribers, of whom 1.488 million have ADSL service. Internet Access revenues (3) in France rose 51 percent for the first nine months of 2003.

- **Growth in ADSL customer base in the U.K.** Wanadoo had 2.604 million customers in the U.K. at end September 2003, including 969,000 customers with a pay dial-up subscription and 123,000 broadband customers. Pay subscribers accounted for 42 percent of the customer base at end September 2003. Internet Access revenues (3) in the United Kingdom rose 49 percent for the first nine months of 2003.

- **Migration of customer base to enhanced services in Spain and the Netherlands.** Wanadoo had 1.417 million customers in Spain at end September 2003, including 148,000 with ADSL service, which represents 10.4 percent of the total, up from 9 percent at end June 2003. Wanadoo had 500,000 customers in the Netherlands at end September 2003, including 236,000 broadband customers. This represents 47 percent of the customer base, up from 42.7 percent at end June 2003. Wanadoo's Internet Access revenues (3) advanced 43 percent on a pro forma (1) basis in Spain and 39 percent in the Netherlands for the nine months ended September 30, 2003.

Wanadoo's Portals segment had revenues of 30 million euros for the third quarter of 2003, an increase of 47 percent. This includes 19 million euros from online advertising, up 66 percent, due in part to the consolidation of Eresmas. For the first nine months of 2003 Portals segment revenues totaled 97 million euros, a rise of 59 percent. This includes 54 million euros from online advertising, a 54-percent increase over the year-earlier period.

The alapage.com e-Merchant site booked 607,000 orders during the first nine months of 2003, representing a 29 percent increase in order volume versus the 2002 period.

Directories segment posts 7-percent upswing in revenues for third quarter 2003
For the third quarter of 2003 the Directories segment had revenues of 251 million euros, up 7 percent over the third quarter of 2002. Total revenues from the Directories business in France climbed to 247 million euros for the period, a rise of 8 percent versus third quarter 2002. Revenues from online directories – advertising and site creation, spanning both Minitel and Internet – totaled 61 million euros for third quarter 2003, advancing 19 percent over the year-earlier period.

Revenues from Internet directories in France and Spain (pagesjaunes.fr and qdq.com) were up 57 percent in the third quarter of 2003 compared with third quarter 2002. The number of Internet advertisers on pagesjaunes.fr and qdq.com rose to 264,000 at September 30, 2003.

For the first nine months of 2003 the Directories segment had revenues of 673 million euros, up 6 percent over the same period in 2002. Revenues from directories in France rose 7 percent versus the year-earlier period to reach 651 million euros. Online directories revenues (advertising on Minitel and Internet plus site creation) generated revenues of 177 million euros for the first nine months of 2003, an increase of 19 percent over the first nine months of 2002. Revenues from online directories accounted for 26 percent of total revenues for the Directories segment for the nine months ended September 30, 2003.

Recent events

Wanadoo has sold its offline games distribution subsidiary Wanadoo Edition (2002 revenues 28million euros) to MC2 Entertainment. This sale allows Wanadoo to focus on online games with the Goa label and provides the Wanadoo Edition catalogue with access to the North American market via MC2's Canadian subsidiary Microids Canada.

Wanadoo also sold France Animation, a production subsidiary specialized in youth programming, to Antefilms Production. This sale marks Wanadoo's withdrawal from the audio and video content production businesses, sharpening its focus on Internet services and directories.

Outlook

Wanadoo confirms its financial targets for 2003:
- Revenue growth of 25 to 30%,
- Operating income before depreciation and amortization multiplied by 3,
- Positive operating income before depreciation and amortization for the Access, Portals and e-Merchant segment
- A positive operating income before depreciation and amortization - CAPEX (4)

Division	Indicator	End Sept. 2002	End Sept. 2003	Change
Internet Access	customers (thousands)	7,138	**8,893**	+25%
Portals[2]	Pages viewed (millions per month)	1,461	**3,623**	+148%
e-Merchant	Cumulated orders on alapage.com (thousands)	470	**607**	+29%
Directories	Advertisers on the Internet (thousands)	223	**264**	+18%

Notes

(1) Eresmas, which was consolidated as of November 2002, is not consolidated for the first nine months of 2002. Figures for Wanadoo Belgium, which was deconsolidated at the beginning of March 2003, are included only for the first two months of 2003.

(2) Total monthly audience for all Wanadoo properties.

(3) Access (or connectivity) revenues: revenues from subscriptions and payments by telephone operators for non-subscription offers. Does not include revenues from portals, online services or e-commerce.

(4) CAPEX (capital expenditures): acquisitions of tangible and intangible assets

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at September 30, 2003, 8.9 million Internet Access customers, 3.6 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain. Wanadoo is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 2 million ADSL and cable subscribers.

Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Tél : +33 1 44 44 93 93
Nilou du Castel
nilou.ducastel@francetelecom.com
Caroline Ponsi / Sébastien Goales
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

Investor Relations
Tél : +33 1 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com